Richardson Electronics 10K

Exhibit 99.1

Press Release

For Immediate Release

For Details Contact:		40W267 Keslinger Road
Edward J. Richardson	Robert J. Ben	PO BOX 393
Chairman and CEO	EVP & CFO	LaFox, IL 60147-0393 USA
Phone: (630) 208-2205	(630) 208-2203	(630) 208-2200 | Fax: (630) 208-2550

RICHARDSON ELECTRONICS REPORTS IMPROVED FOURTH QUARTER FISCAL 2016 RESULTS AND DECLARES QUARTERLY CASH DIVIDEND

LaFox, IL, July 20, 2016: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported financial results for its fourth quarter and fiscal year ended May 28, 2016. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Fourth Quarter Results

Net sales for the fourth quarter of fiscal 2016 were $39.6 million, a 13.2% increase, compared to net sales of $35.0 million in the prior year. Sales increased $3.9 million for PMT and $1.6 million for Healthcare, which includes net sales for International Medical Equipment Systems (“IMES”), acquired early this fiscal year. The increase was partially offset by a $0.9 million decrease in Canvys.

Gross margin increased to $13.4 million, or 33.8% of net sales during the fourth quarter of fiscal 2016, compared to $10.2 million, or 29.2% of net sales during the fourth quarter of fiscal 2015. Margin improved as a percent of net sales primarily due to sales of diagnostic imaging replacement parts in the Healthcare business.

Operating expenses increased to $13.7 million for fourth quarter of fiscal 2016, compared to $12.9 million for fourth quarter of fiscal 2015. However, operating expenses as a percent of net sales improved to 34.6% versus 36.8% in the same period last year. The increase in SG&A was due to $1.1 million related to IMES and additional investments in our Richardson Healthcare business and $0.8 million in PMT, partially offset by decreases of $0.3 million in IT services, $0.6 million in our other support functions, and $0.2 million in Canvys.

As a result, operating loss for the fourth quarter of fiscal 2016 was $0.3 million, compared to an operating loss of $2.6 million in the prior year’s fourth quarter.

Other expense for the fourth quarter of fiscal 2016, including foreign exchange, was less than $0.1 million, compared to less than $0.1 million in other income in the fourth quarter of fiscal 2015.

The income tax benefit of $0.2 million during the fourth quarter of fiscal 2016 reflects an adjusted lower provision for foreign taxes as well as the valuation allowance recorded against the net operating loss in the U.S.

Net loss for the fourth quarter of fiscal 2016 was $0.2 million, compared to net loss of $2.2 million during the fourth quarter of last year.

Fiscal 2016 Results

Net sales for fiscal 2016 were $142.0 million, a 3.7% increase, compared to net sales of $137.0 million in the prior year. Sales for the Company’s Healthcare business increased $6.4 million, which includes net sales for IMES, acquired early this fiscal year. The increase was partially offset by a $1.2 million decrease in Canvys and $0.2 million decrease in PMT.

Gross margin increased to $44.8 million, or 31.6% of net sales during fiscal 2016, compared to $41.1 million, or 30.0% of net sales during fiscal 2015. Margin improved as a percent of sales primarily due to higher margins associated with the sale of diagnostic imaging replacement parts in the Healthcare business.

Operating expenses increased to $51.6 million for fiscal 2016, compared to $49.2 million for the fiscal 2015 and as a percentage of sales increased from 35.9% to 36.4%. The increase in SG&A reflected $5.0 million for IMES and additional investments in our Richardson Healthcare business and $0.7 million in PMT, partially offset by decreases of $1.9 million in IT services, $0.9 million in our other support functions, and $0.5 million in Canvys.

As a result, operating loss for fiscal 2016 was $6.6 million, compared to an operating loss of $8.1 million in fiscal 2015.

Other income for fiscal 2016, including foreign exchange, was $0.3 million, compared to $1.1 million in other income for fiscal 2015.

The income tax provision of $0.5 million during fiscal 2016 was due to foreign income tax expense and additional tax due in Germany that resulted from an audit.

Net loss for fiscal 2016 was $6.8 million, compared to net loss of $5.6 million during fiscal 2015.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 quarterly dividend per share to holders of common stock and a $0.054 cash dividend per share to holders of Class B common stock. The dividend will be payable on August 24, 2016, to common stockholders of record on August 8, 2016.

Cash and investments at the end of the fourth quarter of fiscal 2016 were $70.5 million. During the fourth quarter of fiscal 2016, the Company did not repurchase any shares of its common stock under the existing share repurchase authorization. Since the sale of RFPD, the Company has spent $65.6 million on share repurchases and currently has 10.7 million outstanding shares of common stock and 2.1 million outstanding shares of Class B common stock.

“Since the sale of RFPD in 2011, we have spent more than $17 million on dividends,” said Edward J. Richardson, Chairman, Chief Executive Officer and President. “Including share repurchases, we have returned more than $82 million to our shareholders. Our intent now is to further improve shareholder value by investing in our growth initiatives.”

OUTLOOK

“We are pleased with the significant improvement in our financial performance in the fourth quarter of fiscal 2016 as compared to the fourth quarter of fiscal 2015. In addition to a large U.S. government sale, there were other areas of improvement, including strong IMES sales and gross margin and lower S, G&A expenses as a percent of net sales,” said Mr. Richardson. “We are highly focused on revenue growth in fiscal 2017, while carefully managing our cash flow. We have implemented programs to reduce our run rate expenses for fiscal year 2017, and are working on more operational improvement initiatives so we may continue to invest in our growth strategy,” Mr. Richardson concluded.

CONFERENCE CALL INFORMATION

On Thursday, July 21, 2016, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Robert J. Ben, Chief Financial Officer, will host a conference call to discuss the Company’s fourth quarter results for fiscal 2016. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial (888) 339-2688 and enter passcode 68976218 approximately five minutes prior to the start of the call. A replay of the call will be available for seven days beginning at 12:00 a.m. CT on July 22, 2016. The telephone numbers for the replay are (USA) (888) 286-8010 and (International) (617) 801-6888; passcode 27292309.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 28, 2015. The Company assumes no responsibility to update the “forward-looking” statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables; power conversion and RF and microwave components; high value displays, flat panel detector solutions and replacement parts for diagnostic imaging equipment; and customized display solutions. We serve customers in the alternative energy, healthcare, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair through its global infrastructure. More information is available at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	May 28, 2016	May 30, 2015
Assets
Current assets:
Cash and cash equivalents	$60,454	$74,535
Accounts receivable, less allowance of $364 and $283	24,928	20,753
Inventories, net	45,422	38,769
Prepaid expenses and other assets	1,758	1,696
Deferred income taxes	1,078	804
Income tax receivable	17	929
Investments - current	2,268	23,692
Total current assets	135,925	161,178
Non-current assets:
Property, plant and equipment, net	12,986	10,081
Goodwill	6,332	—
Intangible assets, net	3,818	743
Non-current deferred income taxes	1,270	1,443
Investments - non-current	7,799	11,549
Total non-current assets	32,205	23,816
Total assets	$168,130	$184,994
Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	14,896	15,768
Accrued liabilities	9,135	10,144
Total current liabilities	24,031	25,912
Non-current liabilities:
Non-current deferred income tax liabilities	1,457	1,209
Other non-current liabilities	967	1,221
Total non-current liabilities	2,424	2,430
Total liabilities	26,455	28,342
Stockholders’ equity
Common stock, $0.05 par value; issued and outstanding 10,703 shares at May 28, 2016, and 11,530 shares at May 30, 2015	535	577
Class B common stock, convertible, $0.05 par value; issued and outstanding 2,141 shares at May 28, 2016, and at May 30, 2015	107	107
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	58,969	63,252
Common stock in treasury, at cost, no shares at May 28, 2016, and at May 30, 2015	—	—
Retained earnings	79,292	89,141
Accumulated other comprehensive income	2,772	3,575
Total stockholders’ equity	141,675	156,652
Total liabilities and stockholders’ equity	$168,130	$184,994

Richardson Electronics, Ltd.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands, except per share amounts)

	Three Months Ended		Twelve Months Ended
	May 28, 2016	May 30, 2015	May 28, 2016	May 30, 2015
Statements of Comprehensive Loss
Net sales	$39,568	$34,946	$142,016	$136,957
Cost of sales	26,180	24,728	97,181	95,819
Gross profit	13,388	10,218	44,835	41,138
Selling, general, and administrative expenses	13,694	12,863	51,632	49,229
Gain on disposal of assets	—	—	(244)	(5)
Operating loss	(306)	(2,645)	(6,553)	(8,086)
Other (income) expense:
Investment/interest income	(129)	(255)	(562)	(999)
Foreign exchange (gain) loss	104	100	212	(185)
Other, net	70	114	17	92
Total other (income) expense	45	(41)	(333)	(1,092)
Loss from continuing operations before income taxes	(351)	(2,604)	(6,220)	(6,994)
Income tax provision (benefit)	(196)	(501)	546	(1,466)
Loss from continuing operations	(155)	(2,103)	(6,766)	(5,528)
Loss from discontinued operations, net of tax	—	(118)	—	(31)
Net loss	(155)	(2,221)	(6,766)	(5,559)
Foreign currency translation gain (loss), net of tax	1,153	(355)	(759)	(6,504)
Fair value adjustments on investments gain (loss)	35	(8)	(44)	22
Comprehensive income (loss)	$1,033	$(2,584)	$(7,569)	$(12,041)
Loss per Common share - Basic:
Loss from continuing operations	$(0.01)	$(0.16)	$(0.53)	$(0.41)
Loss from discontinued operations	—	(0.01)	—	—
Total loss per Common share - Basic:	$(0.01)	$(0.17)	$(0.53)	$(0.41)
Loss per Class B common share - Basic:
Loss from continuing operations	$(0.01)	$(0.13)	$(0.47)	$(0.36)
Loss from discontinued operations	—	(0.01)	—	—
Total loss per Class B common share - Basic:	$(0.01)	$(0.14)	$(0.47)	$(0.36)
Loss per Common share - Diluted:
Loss from continuing operations	$(0.01)	$(0.16)	$(0.53)	$(0.41)
Loss from discontinued operations	—	(0.01)	—	—
Total loss per Common share - Diluted:	$(0.01)	$(0.17)	$(0.53)	$(0.41)
Loss per Class B common share - Diluted:
Loss from continuing operations	$(0.01)	$(0.13)	$(0.47)	$(0.36)
Loss from discontinued operations	—	(0.01)	—	—
Total loss per Class B common share - Diluted:	$(0.01)	$(0.14)	$(0.47)	$(0.36)
Weighted average number of shares:
Common shares - Basic	10,703	11,529	10,908	11,682
Class B common shares - Basic	2,141	2,141	2,141	2,151
Common shares - Diluted	10,703	11,529	10,908	11,682
Class B common shares - Diluted	2,141	2,141	2,141	2,151
Dividends per common share	$0.060	$0.060	$0.240	$0.240
Dividends per Class B common share	$0.054	$0.054	$0.220	$0.220

Richardson Electronics, Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended		Twelve Months Ended
	May 28, 2016	May 30, 2015	May 28, 2016	May 30, 2015
Operating activities:
Net loss	$(155)	$(2,221)	$(6,766)	$(5,559)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	516	480	2,381	1,707
Loss (gain) on sale of investments	(1)	(12)	1	(27)
Gain on disposal of assets	—	25	(244)	(5)
Share-based compensation expense	114	197	548	726
Deferred income taxes	28	(939)	201	(1,604)
Change in assets and liabilities, net of effect of acquired business:
Accounts receivable	(3,832)	(1,840)	(3,521)	(4,495)
Income tax receivable	61	(929)	912	1,959
Inventories, net	461	(3,153)	(5,175)	(7,519)
Prepaid expenses and other assets	427	(161)	(16)	(888)
Accounts payable	2,077	4,596	(899)	4,207
Accrued liabilities	1,044	1,949	(1,027)	1,480
Long-term liabilities-accrued pension	—	—	(465)	—
Other	230	270	486	238
Net cash provided by (used in) operating activities	970	(1,738)	(13,584)	(9,780)
Investing activities:
Cash consideration paid for acquired business	—	—	(12,209)	—
Capital expenditures	(1,770)	(1,487)	(4,813)	(4,737)
Proceeds from sales of assets	—	—	402	—
Proceeds from maturity of investments	1,442	1,660	27,026	33,617
Purchases of investments	—	(1,457)	(2,151)	(35,550)
Proceeds from sales of available-for-sale securities	18	41	268	227
Purchases of available-for-sale securities	(18)	(41)	(268)	(227)
Other	(3)	(120)	(20)	(248)
Net cash provided by (used in) investing activities	(331)	(1,404)	8,235	(6,918)
Financing activities:
Repurchase of common stock	—	—	(5,015)	(3,945)
Proceeds from issuance of common stock	—	23	142	324
Cash dividends paid	(758)	(807)	(3,079)	(3,260)
Other	—	3	(4)	3
Net cash used in financing activities	(758)	(781)	(7,956)	(6,878)
Effect of exchange rate changes on cash and cash equivalents	368	60	(776)	(4,641)
Increase (decrease) in cash and cash equivalents	249	(3,863)	(14,081)	(28,217)
Cash and cash equivalents at beginning of period	60,205	78,398	74,535	102,752
Cash and cash equivalents at end of period	$60,454	$74,535	$60,454	$74,535

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the Fourth Quarter and Fiscal 2016 and Fiscal 2015

(in thousands)

By Strategic Business Unit:

Net Sales

	Q4 FY 2016	Q4 FY 2015	% Change
PMT	$30,189	$26,316	14.7%
Canvys	5,680	6,535	-13.1%
Healthcare	3,699	2,095	76.6%
Total	$39,568	$34,946	13.2%

	YTD FY 2016	YTD FY 2015	% Change
PMT	$105,554	$105,748	-0.2%
Canvys	23,453	24,645	-4.8%
Healthcare	13,009	6,564	98.2%
Total	$142,016	$136,957	3.7%

Gross Profit

	Q4 FY 2016	% of Net Sales	Q4 FY 2015	% of Net Sales
PMT	$10,295	34.1%	$8,194	31.1%
Canvys	1,578	27.8%	1,528	23.4%
Healthcare	1,515	41.0%	496	23.7%
Total	$13,388	33.8%	$10,218	29.2%

	YTD FY 2016	% of Net Sales	YTD FY 2015	% of Net Sales
PMT	$33,088	31.3%	$33,098	31.3%
Canvys	6,017	25.7%	6,457	26.2%
Healthcare	5,730	44.0%	1,583	24.1%
Total	$44,835	31.6%	$41,138	30.0%